UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to
COMMISSION FILE NUMBER: 000-49883
A. Full title of the plan and address of the plan, if different from that of issuer named below:
Plumas Bank
401 (k) Profit Sharing Plan
B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
Plumas Bancorp
35 S. Lindan Avenue
Quincy, CA 95971
REQUIRED INFORMATION
1.	Not Applicable

2.	Not Applicable

3.	Not Applicable

4.
The Plumas Bank 401(k) Profit Sharing Plan, (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2010, prepared in accordance with the financial reporting requirements of ERISA.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009
AND FOR THE YEARS THEN ENDED
AND
SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2010
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

PLUMAS BANK
401(k) PROFIT SHARING PLAN
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees of
Plumas Bank 401(k)
Profit Sharing Plan
We have audited the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits of the Plumas Bank 401(k) Profit Sharing Plan (the “Plan”) as of and for the years ended December 31, 2010 and 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the Plumas Bank 401(k) Profit Sharing Plan as of and for the years ended December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.
/s/ Perry-Smith LLP
Sacramento, California
June 20, 2011

PLUMAS BANK
401(k) PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

	2010	2009

ASSETS

Investments (Notes 3, 4 and 5):
Participant-directed investments at fair value	$7,436,189	$7,211,512

Receivables:
Notes receivable from participants	223,918	182,469

Net assets available for benefits at fair value	7,660,107	7,393,981

Adjustment from fair value to contract value for common/ collective trust	(34,265)	(2,787)

Net assets available for benefits	$7,625,842	$7,391,194

The accompanying notes are an integral
part of these financial statements.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2010 and 2009

	2010	2009

ADDITIONS

Investment income (Notes 3 and 6):
Net appreciation in fair value of investments	$615,694	$900,396
Interest and dividends	60,950	79,748

Net investment income	676,644	980,144

Interest income on notes to participants	10,702	13,829

Contributions:
Participant	488,892	617,666
Employer	40,388	194,044

Total contributions	529,280	811,710

Total additions	1,216,626	1,805,683

DEDUCTIONS

Benefits paid to participants	981,978	910,061

Net increase	234,648	895,622

Net assets available for benefits:
Beginning of year	7,391,194	6,495,572

End of year	$7,625,842	$7,391,194

The accompanying notes are an integral
part of these financial statements.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF PLAN

The following description of the Plumas Bank (the “Bank”) 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan’s provisions.

General

Plumas Bank, the Plan Sponsor, established the Plan effective on April 1, 1988, to provide all Bank employees, not otherwise excluded, who have completed 90 days of service and are eighteen years of age with the opportunity to defer a portion of their eligible compensation on a pre-tax basis. All investments in the Plan are participant directed. Prudential Insurance Company of America is the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Contributions

Each year, participants may make salary deferral contributions in any percentage of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. All participant contributions and earnings thereon are 100% vested.

Employer Contributions

From January 1 to March 31, 2010, the Bank provided a 100% match on each participant’s elective deferral up to 3% of the participant’s eligible compensation. Effective April 1, 2010, the Plan was amended to change the matching formula from fixed to discretionary and the Bank provided no match on participant’s elective deferrals for the remainder of the plan year. At the discretion of the Bank, the Bank may also make a non-elective contribution to the Plan. Bank contributions are subject to certain IRC limitations. During 2010 and 2009 the Bank did not make any discretionary contributions. Both the matching contribution and any non-elective contribution vest over a five-year period as follows:

Percentage
Service	Vested

2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
1.	DESCRIPTION OF PLAN (Continued)
Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of the Bank’s matching and discretionary contributions and Plan earnings and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant’s Investment Options

Participants direct all of their voluntary contributions and their portion of the employer matching contributions among any or all of the investment options offered by Prudential Insurance Company of America. The investment options include a range of funds that are invested in shares of twelve registered investment companies (mutual funds) and a common/ collective trust that invest mainly in common stocks and bonds.

In addition, participants have the option of investing in Plumas Bancorp common stock, up to 50% of the participant’s total elective deferrals. These investments are also maintained by the Plan’s Trustee.

Participants may change their investment options without restriction.
Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer (from) to the investment fund (to) from the Participant Loans fund. Loan terms range from one to five years, or longer if used to purchase the primary residence of the participant. The loans are secured by the balance in the participant’s account and bear interest at prevailing market rates at the time of borrowing. Principal and interest is paid ratably through semi-monthly payroll deductions.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
1.	DESCRIPTION OF PLAN (Continued)
Payment of Benefits

Upon termination of employment or other reasons specified by the Plan, a participant with a vested account balance that exceeds $5,000 may elect to receive: (1) a lump sum payment, (2) a part lump sum payment and part installment payments as described in (3), or (3) installment payments (annually, quarterly or monthly) over a specified period of time, not exceeding the participant’s life expectancy or the joint life expectancy of the participant or participant’s beneficiary. For a participant with a vested account balance of $5,000 or less, a lump sum payment is distributed to the participant. Distributions between $1,000 and $5,000 may be made automatically to a participant without requiring the participant’s consent. If the participant does not elect to have such distribution paid directly to an “eligible retirement plan” in a direct rollover or to receive the distribution directly, then the Plan’s Sponsor automatically pays the distribution through a direct rollover to an individual retirement plan designated by the Plan’s Sponsor. As of December 31, 2010 and 2009, there were no benefits payable to participants that have elected to withdraw from the Plan but have not yet been paid.

Forfeitures

Forfeitures from the nonvested portion of terminated employees’ account balances can be used to reduce employer contributions in the following plan year. Forfeitures totaling $12,423 and $19,057 were used to reduce employer contributions for the years ending December 31, 2010 and 2009, respectively.

Administrative Costs
The Bank pays the administrative costs of the Plan. Investment management fees are paid by the Plan.
Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Basis of Accounting (Continued)

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Reclassifications
Certain reclassifications have been made to prior year balances to conform to classifications used in the current year.
Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation and (depreciation) of investments and net realized gains and (losses) on the sale of investments during the period.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Risks and Uncertainties

The Plan utilizes various investment instruments, including mutual funds, a common/ collective trust and the common stock of the Plan Sponsor. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits
Benefits are recorded when paid.
Adoption of New Accounting Standards

Fair Value Measurements

In January 2010, the FASB issued FASB ASU 2010-06, Improving Disclosures about Fair Value Measurements, which amends and clarifies existing standards to require additional disclosures regarding fair value measurements. Specifically, the standard requires disclosure of the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers, the reasons for any transfers in or out of Level 3, and information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis. This standard clarifies that reporting entities are required to provide fair value measurement disclosures for each class of assets and liabilities—previously separate fair value disclosures were required for each major category of assets and liabilities. This standard also clarifies the requirement to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. Except for the requirement to disclose information about purchases, sales, issuances, and settlements in the reconciliation of recurring Level 3 measurements on a gross basis, these disclosures are effective for the year ended December 31, 2010. The requirement to separately disclose purchases, sales, issuances, and settlements of recurring Level 3 measurements becomes effective for the Plan for the year beginning on January 1, 2011. The Plan adopted this new accounting standard as of January 1, 2010 and the impact of adoption was not material to the Plan’s financial position or results of operations. See Note 4 to the financial statements.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Adoption of New Accounting Standards (Continued)

Reporting for Participant Loans

In September 2010, the Financial Accounting Standards Board (FASB) issued FASB Accounting Standards Update (ASU) 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans. This ASU applies to any defined contribution pension plan that allows participant loans. The amendments in this ASU require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments in this ASU are effective for fiscal years ending after December 15, 2010, and should be applied retrospectively to all prior periods presented. The Plan adopted this new accounting standard as of January 1, 2010 and retrospectively applied to December 31, 2009.

Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. The adoption resulted in a reclassification of participant loans totaling $223,918 and $182,469 from investments to notes receivable as of December 31, 2010 and 2009, respectively. This also resulted in a decrease to 2010 and 2009 investment income of approximately $10,702 and $13,829, respectively. There was no impact to the net assets available for benefits as of December 31, 2010 or 2009, as a result of the adoption.

Subsequent Events

We have reviewed all events occurring from December 31, 2010 through June 20, 2011, the date the Plan’s financial statements were available to be issued, and no subsequent events occurred requiring disclosure.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
3.	INVESTMENTS

The following table presents the fair value of the investments in the Plan, except for the Stable Value Fund which is presented at contract value. Investments representing more than 5% of the Plan’s net assets as of December 31, 2010 and 2009 are separately identified.

	December 31,
	2010	2009

Investments at quoted market prices:
Stable Value Fund	$1,557,515	$1,393,501
Davis NY Venture Fund	1,047,034	1,091,863
American Funds EuroPacific Growth Fund A	930,585	979,895
PIMCO Total Return Fund	731,874	704,769
Prudential Jennison Growth Fund	677,110	664,877
Prudential Jennison Mid Cap Growth Fund	625,214	616,139
Goldman Sachs Mid Cap Fund	496,632	396,911
Other investments	1,335,960	1,360,770

	$7,401,924	$7,208,725

The Plan’s investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated in value by $615,694 and $900,396 during 2010 and 2009, respectively, as follows:

	2010	2009

Mutual funds	$680,297	$1,356,867
Common stock	(64,603)	(456,471)

	$615,694	$900,396

4.	FAIR VALUE MEASUREMENTS
Fair Value Hierarchy

The Plan groups its assets and liabilities measured at fair value within three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Valuations within these levels are based upon:

Level 1 — Quoted market prices for identical instruments traded in active exchange markets.

Level 2 — Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable or can be corroborated by observable market data.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
4.	FAIR VALUE MEASUREMENTS (Continued)
Fair Value Hierarchy (Continued)

Level 3 — Model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect the Plan’s estimates of assumptions that market participants would use on pricing the asset or liability. Valuation techniques include management judgment and estimation which may be significant.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Assets Recorded at Fair Value
The following tables present information about the Plan’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009:
The Plan is required or permitted to record the following assets at fair value on a recurring basis under other accounting pronouncements:

	December 31, 2010
	Total
Description	Fair Value	Level 1	Level 2	Level 3

Mutual funds:
Growth funds	$2,524,206	$2,524,206
Venture funds	1,047,034	1,047,034
Total return fund	731,874	731,874
Other funds	1,327,428	1,327,428

Total mutual funds	5,630,542	5,630,542

Common/ collective trust	1,591,780		$1,591,780
Common stock of Plan Sponsor	213,867	213,867

	$7,436,189	$5,844,409	$1,591,780	$—

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
4.	FAIR VALUE MEASUREMENTS (Continued)
Assets Recorded at Fair Value (Continued)

	December 31, 2009
	Total
Description	Fair Value	Level 1	Level 2	Level 3

Mutual funds:
Growth funds	$2,528,326	$2,528,326
Venture funds	1,091,863	1,091,863
Total return fund	704,769	704,769
Other funds	1,179,762	1,179,762

Total mutual funds	5,504,720	5,504,720

Common/ collective trust	1,396,288		$1,396,288
Common stock of Plan Sponsor	310,504	310,504

	$7,211,512	$5,815,224	$1,396,288	$—

Fair values for mutual funds are based on quoted market prices in active markets for identical assets that the Plan has the ability to access at the measurement date.
Fair value of the common/ collective trust is based on the fair value of the amount the Plan Sponsor would receive if it terminated the contract at the reporting date.
Fair value of the common stock of the Plan Sponsor is based on the quoted market price of the common stock at the measurement date.

There were no changes in the valuation techniques used at December 31, 2010 and 2009. There were no recurring assets transferred in or out of Level 1 or 2 during the years ended December 31, 2010 or 2009.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan Trustees believe their valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan did not have any assets or liabilities measured at fair value on a non-recurring basis at December 31, 2010 or 2009.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
5.	CONCENTRATION OF INVESTMENTS
At December 31, 2010 and 2009, the Plan held investments in Plumas Bancorp common stock, representing approximately 3% and 4% of net assets available for benefits, respectively.
6.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Prudential Insurance Company of America. Prudential Insurance Company of America is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2010 and 2009, the Plan’s investments in Plumas Bancorp common stock (a party-in-interest) are as follows:

	December 31,
	2010	2009

Number of shares	91,396	103,501
Fair value, based on quoted market values	$213,867	$310,504

The Plan’s investment in Plumas Bancorp’s common stock, including investments bought, sold and held during the year, depreciated in value by $64,603 and $456,471 during 2010 and 2009, respectively, which is included in the total investment appreciation discussed in Note 3.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined, and informed the Bank by a letter dated March 31, 2008, that the Plan and related trust are designed in accordance with applicable regulations of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2007.

PLUMAS BANK
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
(Continued)
8.	RECONCILIATION FROM THE FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of total investments per the Plan financial statements at December 31, 2010 and 2009 to Form 5500:

	2010	2009

Total investments at fair value per the financial statements	$7,401,924	$7,208,725

Add: Notes receivable from participants	223,918	182,469

Total investments at fair value per Form 5500	$7,625,842	$7,391,194

The following is a reconciliation of total receivables per the Plan financial statements at December 31, 2010 and 2009 to Form 5500:

	2010	2009

Total receivables per the financials statements	$223,918	$182,469

Less: Notes receivable from participants	(223,918)	(182,469)

Total receivables per Form 5500	$—	$—

9.	PLAN AMENDMENTS
The Plan was amended effective April 1, 2010 to change employer contributions from fixed to discretionary.
The Plan was amended effective December 9, 2010 to allow forfeitures to be utilized to pay for Plan expenses.

SUPPLEMENTAL SCHEDULE

PLUMAS BANK
401(k) PROFIT SHARING PLAN
EMPLOYER IDENTIFICATION NUMBER: 95-3520374
PLAN NUMBER: 001
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

		(c)
	(b)	Description of Investment,
	Identity	Including Maturity Date,
	of Issuer, Borrower,	Rate of Interest, Collateral,	(d)	(e)
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value
	Stable Value Fund	Common / Collective Trust	*	$1,557,515
	Davis NY Venture Fund	Mutual Fund	*	1,047,034
	American Funds EuroPacific Growth Fund A	Mutual Fund	*	930,585
	PIMCO Total Return Fund	Mutual Fund	*	731,874
**	Prudential Jennison Growth Fund	Mutual Fund	*	677,110
**	Prudential Jennison Mid Cap Growth Fund	Mutual Fund	*	625,214
	Goldman Sachs Mid Cap Fund	Mutual Fund	*	496,632
	Allianz NFJ Small Cap Fund	Mutual Fund	*	361,806
	Invesco Van Kampen Equity and Income Fund A	Mutual Fund	*	315,541
	American Funds Growth Fund of America	Mutual Fund	*	291,297
**	Prudential Stock Index Fund Z	Mutual Fund	*	102,244
	Fidelity Advisor Small Cap Fund	Mutual Fund	*	51,205
**	Plumas Bancorp	Common Stock — 91,396 shares	*	213,867
**	Notes receivable to participants	Maturing at various dates through January 15, 2016 at interest rates ranging from 4.25% to 9.25%		223,918

				$7,625,842

*	Information regarding the cost of investments at December 31, 2010 is not required as investments are participant directed.

**	Party-in-interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plumas Bank 401(k) Profit Sharing Plan (Name of Plan)
Date: June 20, 2011	/s/ Richard L. Belstock
Richard L. Belstock
Interim Chief Financial Officer
EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Perry-Smith LLP, Independent Registered Public Accounting Firm